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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of BMO Nesbitt Burns Securities Ltd.:

We have reviewed management's statements, included in the accompanying BMO Nesbitt Burns Securities Ltd. Exemption Report (the Exemption Report), in which (1) BMO Nesbitt Burns Securities Ltd. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k) (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the period from November 1, 2024 to October 31, 2025, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
December 18, 2025

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BMO | BMO Nesbitt Burns Securities

BMO Nesbitt Burns Securities Ltd. Exemption Report

BMO Nesbitt Burns Securities Ltd. (the "Company" or "NBSL") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4), To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §24015c3-3 under the following provisions of 17 C.F.R. §240 15c3-3(k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240 15c3-3(k)(2)(ii) throughout the period from November 1, 2024 to October 31, 2025 with one exception.

Date	Exception Reason
March 4, 2025	BMO Branch Received Cheque from Client on March 4
	Branch was advised by Supervision to forward Cheque to National Financial
March 5, 2025	Arrangements were made by the Branch with UPS to have Cheque forwarded to National Financial
	UPS Courier provided a Window of 10:30 AM - 2:30 PM and subsequently picked up the Cheque at 1:48 PM
	The 12 PM deadline was missed due to external factors out of the control of BMO

BMO Nesbitt Burns Securities Ltd.

I, Ian Narine, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: I.Narine ______________________________

Title: CFO, Financial and Operations Principal

Date: December 18, 2025

BMO Nesbitt Burns Securities Ltd. (NBSL) is an indirect wholly-owned subsidiary of Bank of Montreal. "BMO (M-bar Roundel symbol)" is a registered trademark of Bank of Montreal, used under licence. "Nesbitt Burns" is a registered trademark of BMO Nesbitt Burns Inc., used under licence. NBSL is a member of the Securities Investor Protection Corporation (SIPC) and the Financial Industry Regulatory Authority (FINRA), offering securities products. Securities offered by NBSL are: **Not a deposit – Not insured by the FDIC or any Federal Government Agency – Not guaranteed by any Bank – And may decline in value.**